UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LOGAN RESOURCES LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

541095

(CUSIP Number)

F. Charles Vickers

Dallas, TX  75206-1857

5910 North Central Expressway

Ste 1350

Dallas, Texas  75206

214-363-8294

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 541095

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Greyling Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,333,334

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,333,334

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.91%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 541095

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nelson Bunker Hunt Trust Estate – Trust B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,333,334

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,333,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.91%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 541095

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) F. Charles Vickers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,333,334

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,333,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.91%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock (“Common Shares”) of Logan Resources Ltd. (the “Issuer”). The principal executive offices of the Company are located at 789 Pender Street West, Suite 570, Vancouver, British Columbia, V6C 1H2.

Item 2.	Identity and Background

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by the following persons (collectively, the “Reporting Persons”):  Greyling Investments, Inc. (“Greyling”), the Nelson Bunker Hunt Trust Estate – Trust B (the “Trust Estate”), and F. Charles Vickers (“Mr. Vickers”).

Greyling is a corporation organized under the laws of the Cayman Islands. Greyling’s principal business is investing in the debt and equity securities of third party issuers. Its business address is c/o Campbell Corporate Services Ltd., P.O. Box 268, Georgetown, Grand Cayman.

The business addresses of the directors and executive officers of Greyling are set forth on Attachment 1 to this Statement and incorporated herein by reference.

All persons named on Attachment 1 to this Statement are citizens of the United States.

The Trust Estate is a trust established under the laws of the State of Texas. The principal business of the Trust Estate is investing its capital, including by purchasing, holding, developing and disposing of property and securities directly, and indirectly through entities such as Greyling. The Trust Estate is managed by its Trustee with the advice and certain consents of members of its Advisory Board. The current Trustee of the Trust Estate is Mr. Vickers. The Trust Estate owns all of the issued and outstanding equity securities of Greyling. The address of the Trust Estate is 5910 N. Central Expressway, Suite 1350, Dallas, Texas 75206.

The business addresses of the Trustee of the Trust Estate and members of its Advisory Board are set forth on Attachment 1 to this Statement and incorporated herein by reference.

Mr. Vickers is an individual resident of the State of Texas and a citizen of the United States. Mr. Vickers’ principal occupation is acting as the Trustee of the Trust Estate and directing the business operations of the Trust Estate and its affiliates. In that capacity, Mr. Vickers acts as the President of Greyling and a member of its Board of Directors. Mr. Vickers is also a member of the Board of Directors of the Issuer. Mr. Vickers’ address is 5910 N. Central Expressway, Suite 1350, Dallas, Texas 75206.

The Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a “group” exists.

During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons any person named on Attachment 1 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The total amount of funds required by Greyling to acquire the securities reported in Item 5(a) was Canadian $500,000. The source of such funds was the working capital of Greyling.

Item 4.	Purpose of Transaction

On January 24, 2005, pursuant to the terms of a subscription agreement, Greyling acquired, for an aggregate consideration of Canadian $500,000, 1,666,667 shares of the Common Shares, together with a Warrant (the “Warrant”) to purchase up to an additional 1,666,667 of the Common Shares at any time prior to February 1, 2006 for Canadian $0.40 per Common Share. The Warrant was amended on January 18, 2006 to extend the date through which 1,666,667 additional Common Shares could be purchased thereunder to August 1, 2006. The Common Shares and the Warrant were acquired for investment.

Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Shares, monetary and stock market conditions and other further developments. As a part of such evaluation, one or more of the Reporting Persons, or their respective agents, may participate in meetings or hold discussions with the Issuer’s management, other shareholders and other persons, in which discussions the Reporting Persons or their agents may express their views with respect to the operations, assets, capital structure or ownership of the Issuer, and possible changes therein as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

In addition, Mr. Vickers, in his capacity as a member of the Board of Directors of the Issuer can be expected to express his views to other members of the Board, management of the Issuer and third parties concerning the operations, assets, capital structure and ownership of the Issuer, some of which views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Common Shares at any time, (ii) acquire additional Common Shares from the Issuer, by tender offer, in the open market, in private transactions or otherwise, (iii)  propose a merger or similar business combination involving the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or (v) take any other action with respect to the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)        A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        Any material change in the present capitalization or dividend policy of the Issuer;

(f)         Any other material change in the Issuer’s business or corporate structure;

(g)        Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)        Pursuant to Rule 13d-3(a), at the close of business on May 30, 2006, the Reporting Persons beneficially own 3,333,334 of the Common Shares, of which 1,666,667 is held of record and 1,666,667 is presently subject to purchase, at the option of Greyling, pursuant to the Warrant at any time prior to August 1, 2006 at a price of Canadian $0.40 per share.

Based upon information filed by the Issuer with the Securities and Exchange Commission in its Report on Form 20-F, filed on October 7, 2005, the Common Shares beneficially owned by the Reporting Persons, on a fully converted basis, represent approximately 16.91%, of all of the Common Shares outstanding as of March 31, 2005, the last date for which the Issuer has reported its outstanding Common Shares in a filing with the Securities and Exchange Commission.

Other than as set forth above, none of the Reporting Persons is the beneficial owner of Common Shares.

(b)        Each of the Reporting Persons, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Shares reported in Item 5(a).

(c)        None of the Reporting Persons has effected any transactions in the Common Shares within the last 60 days.

(d)        Not applicable

(e)        Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By virtue of the constituent documents of the Greyling, as the President and a director of Greyling, Mr. Vickers may be deemed to have or share the power to direct the vote or disposition of the Common Shares reported in Item 5(a). As the sole shareholder of Greyling, the Trust Estate may be deemed to have or share the power to direct the vote or disposition of the Common Shares reported in Item 5(a). As the Trustee of the Trust Estate, the sole shareholder of Greyling, Mr. Vickers may also be deemed to have or share the power to direct the vote or disposition of the Common Shares reported in Item 5(a).

On June 24, 2005, Mr. Vickers was appointed to the Board of Directors of the Issuer. Thereafter, at the annual meeting of shareholders of the Issuer on September 28, 2005, Mr. Vickers was reelected to the Board of Directors of the Issuer, as an incumbent director, to serve until his successor is duly elected and qualified.

Greyling holds the Warrant, entitling it to purchase, at any time prior to August 1, 2006, up to 1,666,667 of the Common Shares for an amount equal to Canadian $0.40 per share purchased. A copy of the Warrant, as amended, is attached as Exhibit 2.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Joint Filing Agreement Pursuant to Rule 13d-1(k)
Exhibit 2 Warrant, dated as of January 24, 2005 between the Issuer and Greyling.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  May 31, 2006

Greyling Investments, Inc.

By:	/s/ F. Charles Vickers
Name:	F. Charles Vickers,
Title:	President

The Nelson Bunker Hunt Trust Estate – Trust B

By:	/s/ F. Charles Vickers
Name:	F. Charles Vickers,
Title:	Trustee

/s/ F. Charles Vickers
Name:	F. Charles Vickers

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

ATTACHMENT 1

The name, business address, and principal occupation of the directors and executive officers of Greyling Investments, Inc., are as follows:

DIRECTORS

Name	Business Address	Office

F. Charles Vickers	c/o Trust Offices	Director
5910 North Central Expressway
Suite 1350
Dallas, TX 75206

Miro Vranac, Jr.	c/o Trust Offices	Director
5910 North Central Expressway
Suite 1350
Dallas, TX 75206

OFFICERS

Name	Business Address	Office

F. Charles Vickers	c/o Trust Offices	President
5910 North Central Expressway
Suite 1350
Dallas, TX 75206

Miro Vranac, Jr.	c/o Trust Offices	Vice President
5910 North Central Expressway
Suite 1350
Dallas, TX 75206

1

The name, business address, and principal occupation of the Trustee and members of the Advisory Board of the Nelson Bunker Hunt Trust Estate – Trust B, as set forth below::

DIRECTORS

Name	Business Address	Office or Position

F. Charles Vickers	c/o Trust Offices	Trustee
5910 North Central Expressway
Suite 1350
Dallas, TX 75206

Albert Huddleston	c/o Trust Offices	Member of the Advisory
	5910 North Central Expressway	Board
Suite 1350
Dallas, TX 75206

Miro Vranac, Jr.	c/o Trust Offices	Member of the Advisory
	5910 North Central Expressway	Board
Suite 1350
Dallas, TX 75206

2